

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 12, 2010

Steven A. Sanders
Director, President
TC Power Management Corp.
628 11th Avenue NE
Calgary, Alberta, Canada T2E 0Z7

> **Re:** **TC Power Management Corp.**
> **Preliminary Information Statement on Schedule 14C**
> **Filed October 20, 2010**
> **File No. 000-53232**

Dear Mr. Sanders:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Preliminary Information Statement on Schedule 14C

Reasons for Corporate Actions, page 3

1. We note your statement, "Our management has begun discussions to enter into a merger with a company that has assets related to mineral resources." With a view to helping us understand the current disclosure, please provide more information on the background and status of the merger discussions.

Corporate Action One

Name Change, page 4

2. We note your change of name from "TC Power Management Corp." to "Axiom Gold and Silver Corp." We further note that you have begun discussion to enter into a merger with a company that has assets related to <u>mineral resources</u>. Please advise us whether the consent to change your name is related to the merger discussions.

Annual Report on Form 10-K

Item 9A. Controls and Procedures, page 19

3. We note that you concluded that your disclosure controls and procedures are effective and that the internal control over financial reporting was not effective. Please clarify why you concluded that your disclosure controls and procedures were effective when your internal control over financial reporting was not.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Folake Ayoola, Attorney-Advisor, at (202) 551-3673 or me at (202) 551-3233 with any other questions.

Sincerely,

Tom Kluck
Branch Chief